DIRECT DIAL: 212.451.2252
EMAIL: KSCHLESINGER@OLSHANLAW.COM

August 5, 2009

VIA U.S. MAIL AND FACSIMILE

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

RE:	Form 10-K & 10-K/A for the fiscal year ended December 31, 2008 Form 10-Q for the period ended March 31, 2009 File No. 1-10104

Dear Mr. Decker:

We represent United Capital Corp. (the “Company”).  We acknowledge receipt of the additional comment letter of the Securities and Exchange Commission dated July 30, 2009 (the “Commission Letter”) with regard to the above-referenced filings.  We have reviewed the Commission Letter with the Company and the following are its responses to the Commission Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Commission Letter and the comments are reproduced in italicized form below.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 2.  Properties, page 8

1.
We note your response to comment 2 in our letter dated July 1, 2009.  However, as previously requested, for the period covered by your annual report on Form 10-K, please confirm to us, if true, that your disclosure controls and procedures were “effective” to ensure that information required to be disclosed in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Alternatively, please confirm to us, if true, that your disclosure controls and procedures were “effective” without defining them.

August 5, 2009

The Company confirms that with respect to its Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) that its disclosure controls and procedures were “effective” to ensure that information required to be disclosed in the Form 10-K was recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and was accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  As stated in our July 16, 2009 letter, the Company will make similar disclosure about its disclosure controls and procedures in future filings.

FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 10.  Directors, Executive Officers and Corporate Governance, page 1

2.
We note your response to comment 4 in our letter dated July 1, 2009 and reissue this comment in part.  In this regard, please consider adding appropriate risk factor disclosure in future filings to address the risks associated with being a controlled company.

The Staff is advised that the Company will add appropriate risk factor disclosures in future filings to address the risks associated with being a controlled company.

We believe that the Company’s responses have fully addressed your questions.  We would be pleased to answer any questions you may have with regard to the responses.  If you have any questions, please call Anthony J. Miceli, the Company’s Vice President, Chief Financial Officer and Secretary at (516) 466-6464 or me at (212) 451-2252.

Sincerely,

/s/ Kenneth Schlesinger

Kenneth Schlesinger

cc:	Anthony J. Miceli